Exhibit 99.5

Trading Data

The following table sets forth all transactions in the Common Stock effected in the past sixty days by the Reporting Person. The price per share is net of commissions.

Name	Trade Date	Buy/ Sell	No. of Shares/ Quantity	Unit Cost(1)		Trade Amount	Where/How Effected	Security
Seattle Genetics, Inc.	May 11, 2018	Sell	29,600	$19.04102	(2)	$563,614.25	Open Market/Broker	Common Stock
Seattle Genetics, Inc.	May 14, 2018	Sell	47,667	$19.16512	(3)	$913,543.92	Open Market/Broker	Common Stock
Seattle Genetics, Inc.	May 16, 2018	Sell	168,939	$19.42198	(4)	$3,281,130.55	Open Market/Broker	Common Stock
Seattle Genetics, Inc.	May 17, 2018	Sell	668,300	$21.30694	(5)	$14,239,430.01	Open Market/Broker	Common Stock
Seattle Genetics, Inc.	May 18, 2018	Sell	231,956	$20.93872	(6)	$4,856,861.50	Open Market/Broker	Common Stock
Seattle Genetics, Inc.	May 21, 2018	Sell	386,538	$21.13114	(7)	$8,167,987.05	Open Market/Broker	Common Stock
Seattle Genetics, Inc.	May 22, 2018	Sell	140,000	$21.44098	(8)	$3,001,736.78	Open Market/Broker	Common Stock
Seattle Genetics, Inc.	June 4, 2018	Sell	1,700,000	$24.70000	(9)	$41,990,000.00	Block Trade	Common Stock

(1)	The prices listed below represent the average prices at which the number of shares of Common Stock listed in each row were sold (full detailed information regarding the Common Stock sold and the corresponding prices will be provided upon request).
(2)	The range of prices for these sales was $19.00 to $19.105.
(3)	The range of prices for these sales was $19.00 to $19.42.
(4)	The range of prices for these sales was $19.00 to $19.62.
(5)	The range of prices for these sales was $20.41 to $22.46.
(6)	The range of prices for these sales was $20.61 to $21.11.
(7)	The range of prices for these sales was $20.84 to $21.53.
(8)	The range of prices for these sales was $21.04 to $21.64.
(9)	Represents a privately negotiated block trade with a single counterparty.